

SECUR[...]MMISSION

03053004

AN[...] AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
APR 0 3 2003
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155
SECTION

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SEC FILE NUMBER
8-51412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE PRIORITY SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18725 E GALE AV STE 220
(No. and Street)

CITY OF INDUSTRY, CA 91748
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHOUSHAN FU 626-839-7558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WENG H CHOO, CPA
(Name — *if individual, state last, first, middle name*)

9514 E BLACKLEY ST, TEMPLE CITY, CA 91780
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHOUSHAN FU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PRIORITY SECURITIES COMPANY, as of DECEMBER 31, 2001, ~~19~~___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



ANGIE V. LEE
Comm. # 1214589
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires April 1, 2003

Notary Public

Signature

FINANCIAL PRINCIPAL

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PRIORITY SECURITY COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

Weng H Choo
Certified Public Accountant
9514 E. Blackley Street
Temple City, CA 91780
Tel: (626) 309-9032 ▪ Fax: (626) 628-3310
Pager: (626) 758-0883
wgchoo@yahoo.com

INDEPENDENT AUDITOR'S REPORT

The Priority Securities Company
City of Industry, California

I have audited the accompanying balance sheet of The Priority Securities Company (a Corporation) as of December 31, 2001 and the related statements of income and expenses, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Priority Securities Company at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America. The supplementary schedule included in the report have been subjected to the same auditing procedures applied in the audit of the basic financial statements, and in my opinion, are presented in all material in relation to the basic financial statements taken as a whole.



March 24, 2003

THE PRIORITY SECURITIES COMPANY

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 15,230
Accounts receivable	30,440
Other receivable	8,150
Prepaid expenses	11,679
TOTAL CURRENT ASSETS	65,499
PROPERTY AND EQUIPMENT	
Furniture and fixture	46,829
Office equipment	34,851
Leasehold improvements	140,636
TOTAL	222,316
Less accumulated depreciation	(45,915)
PROPERTY AND EQUIPMENT - net	176,401
OTHER ASSETS	
Deposits	45,696
Investments - cost	3,300
Organization cost - net of amortization of $6,050	7,398
TOTAL OTHER ASSETS	56,394
TOTAL ASSETS	$ 298,294

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 18,486
Payroll tax payable	2,065
TOTAL CURRENT LIABILITIES	20,551
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1,000,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additioanl paid-in capital	574,904
Deficit	(347,161)
TOTAL STOCKHOLDERS' EQUITY	277,743
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 298,294

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENT OF REVENUE AND EXPENSES

YEAR ENDED DECEMBER 31, 2001

REVENUE		
Brokerage commissions	$ 320,207	90.8%
Service income	8,834	2.5%
Margin interest income	20,511	5.8%
Interest income	1,886	0.5%
Other income	1,352	0.4%
TOTAL REVENUE	352,790	100.0%
EXPENSES		
Advertising	14,366	4.1%
Amortization	2,690	0.8%
Automobile expenses	15	0.0%
Bank charges	74	0.0%
Clearing broker charges	15,879	4.5%
Commissions	220,775	62.6%
Depreciation	20,598	5.8%
Dues and subscriptions	1,097	0.3%
Equipment rental	37,879	10.7%
Insurance	11,061	3.1%
Taxes and licenses	6,751	1.9%
Meals and entertainment	219	0.1%
Miscellaneous	159	0.0%
Office supplies	5,254	1.5%
Payroll taxes	6,835	1.9%
Postage and delivery	1,018	0.3%
Legal and professional	4,847	1.4%
Rent	77,475	22.0%
Repairs	2,165	0.6%
Security	300	0.1%
Telephone	11,900	3.4%
Utilities	7,449	2.1%
Wages	71,363	20.2%
TOTAL EXPENSES	520,169	147.4%
LOSS BEFORE INCOME TAXES	(167,379)	-47.4%
Income taxes	800	0.2%
NET LOSS	$ (168,179)	-47.6%

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Deficits	Total
BALANCE, 12-31-00	$ 50,000	$ 419,004	$ (178,982)	$ 290,022
Net Loss			(168,179)	(168,179)
Additional paid-in capital	-	155,900		155,900
BALANCE, 12-31-01	$ 50,000	$ 574,904	$ (347,161)	$ 277,743

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (168,179)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Depreciation and amortization	23,288
Gain on sale of fixed assets	(225)
Changes in	
Receivables	2,173
Prepaid expenses	(2,692)
Deposits	14,136
Accounts payable	(10,182)
Payroll taxes payable	(303)
NET CASH USED BY OPERATING ACTIVITIES	(141,984)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in money market account	(12,095)
Proceeds from sale of fixed assets	3,375
CASH FLOWS USED BY INVESTING ACTIVITIES	(8,720)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	155,900
NET INCREASE IN CASH	5,196
Cash at beginning of year	10,034
CASH AT END OF YEAR	15,230

Supplemental disclosures of cash flows information:

Cash paid during the year for -	
Income taxes	800

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

The Priority Securities Company, a California corporation, formed on October 5, 1998. The Company (hereinafter, "the Company") is engaged primarily in brokerage, consulting and investment advisory services of securities transactions. The Company is acting as security broker under the regulation of Securities and Exchange Commission and NASD.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

Investment

The Company invests in equity security. The investment is recorded at cost. It is included in other assets and is not publicly traded.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed in the period incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related costs are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using both the declining balance (DB) and straight-line (SL) methods on depreciable property, plant and equipment as follows:

	Estimated Depreciation Method	Useful Life in Years
Furniture and fixture	SL	7
Office equipment	SL	5
Leasehold Improvements	DB	39

Organization Cost

Organization cost represents the expenditures incurred prior to the Company begins the operation. It is amortized using the straight-line method over five years.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Basis of Revenue Recognition

Brokerage commissions are recognized when the securities trade is settled. Service income from seminars is recognized upon receipt of payments.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to difference between the bases of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequence of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

NOTE 2 – Commitments

The Company leases office premises with initial terms of three years beginning at June 1, 1999. Total office lease payment amounted to $77,475 as of December 31, 2001. The leases for office premises contain renewal provisions, future minimum lease payments under these office leases are as follows at December 31.

2002	$22,876

NOTE 3 - Income Taxes

The provision for income taxes is based on income reported for financial statements purposes, adjusted for permanent and temporary differences between reported financial and taxable income. The provision for income taxes is summarized as follows:

	Federal	State	Total
Current	$ 0	$ 800	$ 800

At December 31, 2001, the Company has net operating loss carryforward of approximately $354,179 for federal income tax purpose. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 53,127
State income tax	120
Excess Federal depreciation over book	(1,926)
Total deferred tax assets	51,321
Less valuation allowance for deferred tax assets	$ (51,321)
Net deferred tax assets	0

THE PRIORITY SECURITIES COMPANY

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$	277,743
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		277,743
Deduct nonallowable assets:		
Net property and equipment		176,401
Loans receivables		8,150
Investments in equity securities		3,300
Petty cash		256
Prepaid expense		11,679
Deposits		4,638
Start up cost – net		7,398
Total nonallowable assets:		211,822
Net capital before haircuts on securities		65,921
Haircuts on securities		0
Net capital		65,921
Rounding Difference		(1)
Net capital per broker dealer's Focus Report Part IIA	$	65,920

The accompanying notes are an integral part of these financial statements.

Weng H Choo
Certified Public Accountant
9514 E. Blackley Street
Temple City, CA 91780
Tel: (626) 309-9032 ▪ Fax: (626) 628-3310
Pager: (626) 758-0883
wgchoo@yahoo.com

The Priority Securities Company
City of Industry, California

In planning and performing my audit of the financial statements of The Priority Securities Company for the year ended December 31, 2001, I considered its internal control structure, including procedures for safe-guarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objective of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a conditions in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of hits report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



March 24, 2003